Exhibit 99.1

Attunity Announces Multi-Million Dollar, Strategic License Agreement
 with a Cloud Services Company

Partner licenses Attunity's technology to facilitate data transfer between heterogeneous data environments and the Cloud

BURLINGTON, MA– January 13, 2015 – Attunity Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, announced today that it has entered into a multi-million dollar technology license agreement for Attunity Replicate with a Cloud Services Company, allowing it to use Attunity’s replication and data transfer technology to facilitate data transfer between heterogeneous data environments and Cloud-based systems and services.

Shimon Alon, Attunity’s Chairman and Chief Executive Officer, stated: “This strategic license agreement demonstrates our leadership position and the value of our solutions to the data integration market. In addition to the strategic importance of this agreement, we expect to receive a significant portion of the consideration by the end of 2015.”

This license agreement enables the partner to leverage Attunity’s database replication and data transfer technologies to facilitate the movement of data among various types of platforms, environments, and the Cloud. By doing so, the partner can accelerate adoption of its Cloud platform and add value to customers by providing them with easy to use, high-performance solutions that enable many use-cases, such as migration and disaster recovery.

Pursuant to the terms of this license agreement, the partner may incorporate Attunity’s technology into its services and Cloud offering, for a consideration of approximately $7.5 million payable over the next two years, or over $10 million if the partner exercises additional expansion options.

Shimon Alon concluded: “This partnership and the revenue it is expected to generate over the next few years will enable us to accelerate our growth in the Cloud, as well as in the Big Data markets. We already see additional opportunities to expand this agreement, and believe it will position Attunity as a defacto partner of choice for moving heterogeneous data, on-premise and in the Cloud”.

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, data flow management, test data management, change data capture, data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), and cloud data delivery. Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog, and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that the partnership and the large revenue expected will enable us to accelerate our growth in the Cloud as well as in the Big Data markets, or that it will position Attunity as a defacto partner of choice for moving heterogeneous data, on-premise and in the cloud, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM and VAR partners, and on our other significant customers; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
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© Attunity 2015. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contact:
Melissa Kolodziej, Director of Marketing Communications, Attunity
melissa.kolodziej@attunity.com
Tel. 781-730-4073